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                            December 4, 2020

       Chinh E. Chu
       Chief Executive Officer
       CC Neuberger Principal Holdings I
       200 Park Avenue, 58th Floor
       New York, NY 10166

                                                        Re: CC Neuberger
Principal Holdings I
                                                            Registration
Statement on Form S-4
                                                            Filed November 9,
2020
                                                            File No. 333-249953

       Dear Mr. Chu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Summary of the Proxy Statement/Prospectus
       Overview, page 15

   1.                                                   Please revise
throughout your filing to include a presentation, with equal or greater prominence, of the most
directly comparable GAAP financial measures when presenting
                                                        non-GAAP financial
measures, including those presented within tabular disclosures, as forward-looking
non-GAAP measures, and as ratios of non-GAAP measures. In addition, please reconcile your
forward-looking non-GAAP measures to the most directly
                                                        comparable GAAP
measure, to the extent available without unreasonable efforts, or, if not available, disclose
that fact and the probable significance of the missing information.
                                                        Refer to Items
10(e)(1)(i)(A) and (B) of Regulation S-K and Question 102.10 of
                                                        Compliance and
Disclosure Interpretation for Non-GAAP Financial Measures.
 Chinh E. Chu
FirstName LastNameChinh    E. ChuI
CC Neuberger  Principal Holdings
Comapany4,
December  NameCC
             2020 Neuberger Principal Holdings I
December
Page 2    4, 2020 Page 2
FirstName LastName
2. Please disclose the material facts and underlying assumptions that support the estimate that your total addressable market is over $45 billion. Define "whitespace" with regard to your total addressable market, and explain how you calculated the "85% whitespace" that you discuss.
3. You provide projections or estimates of your fiscal year 2022 revenue, adjusted gross margin, pro forma adjusted EBITDA margin, and subscription revenue. To balance this disclosure, please provide similar information and/or tables for these amounts for your most recent fiscal year end 2020 and interim period. Further, include actual net losses, non-adjusted gross margin, and pro forma EBITDA margin for these periods if material.
4. In your prospectus summary, you include metrics such as gross retention and average customer tenure as well as various management estimates of operating statistics in your graphic on pages 17 and 23. Please clarify the time period used to measure each of these statistics. Clarify whether any of these measures are key performance indicators that management uses to evaluate their business and, if so, include a discussion for each period provided in the management's discussion and analysis section.
Parties to the Business Combination, page 23

5. Please provide more information about your Sponsor, including its owners: CC Capital
         Partners, LLC and Neuberger Berman Opportunistic Capital Solutions Master Fund LP
         ("NBOKS"). We note that NBOKS has agreed to provide up to $300 million in a backstop agreement, but on a discretionary basis competing with other SPACs that it may be affiliated with. Please describe these relationships with other SPACs that may compete with CC Neuberger Principal Holdings I ("CCNB1") for backstop funds, to the extent material.
6. To the extent that any of the PIPE Investors, beyond those already disclosed as related parties, will provide a material investment amount such that they will become a significant shareholder, please identify them.
Cash Sources and Uses of Funds for the Business, page 42

7. You indicate that you will enter into a new term loan debt agreement for $525 million at the close of the Business Combination, which will, in part, repay the existing term loans of E2open due 2024. Please provide a more detailed description of this loan commitment, including the identity of the lenders. We note you briefly mention an additional $75
         million revolver and state that the term loan will be    covenant-lite
   on page F-75. Clarify
         whether the existing E2open term loan due 2024 and related revolving credit facility will be terminated upon repayment.
8. You indicate that the Trust Account balance will be $414 million when assuming maximum redemptions. Your definition for Maximum Redemptions assumes the redemption of all 41,400,000 shares of the Class A common stock, which would completely deplete the trust. Please clarify how you calculated $414 million in the trust if
 Chinh E. Chu
CC Neuberger Principal Holdings I
December 4, 2020
Page 3
         there are maximum redemptions given that the backstop funding is only $300 million.
         Further, clarify whether the Business Combination would still proceed if there are maximum redemptions and you are unable to access backstop funds. We note that the minimum cash amount is $1.02 billion for the Business Combination to proceed.
Comparative per Share Information, page 56

9. Please clarify how you compute the amounts presented for Book Value per Share based
         on the total stockholders    equity presented in the historical and
pro forma combined
         financial information and the shares outstanding.
Questions and Answers
What consideration will be received in connection with the Business Combination?, page 63

10. Please provide a clear description of each new equity security that will be issued as a result of the Business Combination, including Class A, Class B, Series B-1, Series B-2, and Class V common stock; and Restricted Common Stock Units of E2open Holdings
         LLC that are convertible to Class A common stock. Include a description of the voting rights and material terms such as conversion rights upon hitting certain stock price targets. Consider using a tabular format for clarity. Also, please provide a table similar to the Class A common stock on page 34 for the other classes or series of common stock.
11. Please add a Q&A that describes the board nomination or appointment rights for each type or class of stockholder.
Risk Factors
The Certificate of Incorporation will designate the Court of Chancery of the State of
Delaware   , page 109

12. Please expand your risk factor to address that Section 22 of the Securities Act provides concurrent jurisdiction for Securities Act claims to both state and federal courts. Since your exclusive forum provision provides for federal courts to have exclusive jurisdiction over Securities Act claims, please briefly discuss the uncertainty as to whether this provision is enforceable and the investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Shareholder Proposal 2: The Business Combination Proposal
Background of the Business Combination, page 168
FirstName LastNameChinh E. Chu
13. Please briefly provide a description of the negotiations relating to the Organizational
Comapany   NameCC
       Documents      Neuberger
                   Proposal   s    Principal
                               corporate   Holdings Ichanges, and clarify which
party initially
                                         governance
       proposed
December         these
           4, 2020 Pagechanges.
                         3
FirstName LastName
 Chinh E. Chu
FirstName LastNameChinh    E. ChuI
CC Neuberger  Principal Holdings
Comapany4,
December  NameCC
             2020 Neuberger Principal Holdings I
December
Page 4    4, 2020 Page 4
FirstName LastName
CCNB1 Board   s Reasons for the Approval of the Business Combination, page 172

14. You provide a brief description of the valuation analyses performed by your management to value E2open, including transaction multiples and comparison of selected comparable companies revenue and pro forma adjusted EBITDA multiples. Please provide more detail regarding these analyses, including the transaction value used to calculate the multiples, whether the selected comparable companies values also used estimated fiscal
         2022 amounts, and whether the adjustments made to EBITDA were comparable. Provide quantitative context regarding your disclosure that the valuation represented significant
         discounts    and    compared favorably.    Further, clarify whether
your description on page
         173 encompasses all material valuation methods performed by CCNB1 management and relied upon by the board for its approval, or if it just provides a representative sample.
Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 214

15. You indicate that, in all redemption scenarios, CCNB1 has been determined to be the accounting acquirer based on evaluation of certain factors. Please provide us with your qualitative and quantitative assessment of the accounting acquirer under the Maximum
         Redemption scenario. In this regard, it appears that under this scenario existing shareholders will continue to hold a majority of the voting rights. Refer to ASC 805-10-
         55-11 through 55-15.
Note 4. Adjustments to Pro Forma Condensed Combined Balance Sheet, page 225

16. For purposes of your estimated preliminary purchase price allocation in adjustment (C), it appears that your preliminary calculation of total consideration is based on the financing of the transaction. Please revise your purchase price allocation to base the purchase price on the acquisition-date fair value of consideration to be transferred. Refer to ASC 805-30-
         30-1 and 30-7.
17. Notwithstanding that you have not completed the detailed valuations necessary to estimate the fair value of the assets acquired, please explain why the valuation techniques used to estimate the customer relationships and content library intangible assets were deemed to be the most appropriate representations of fair value. Refer to ASC 820-10-35-24 and 35-
         24A.
Note 5. Adjustments to Pro Forma Condensed Combined Statements of Operations, page 229

18. Please provide us with the computation of the amount of your (AA) adjustments that reflect the reduction in revenue related to the estimated fair value of the acquired deferred revenue. Refer to Rule 11-02(a)(6)(i) of Regulation S-X.
 Chinh E. Chu
FirstName LastNameChinh    E. ChuI
CC Neuberger  Principal Holdings
Comapany4,
December  NameCC
             2020 Neuberger Principal Holdings I
December
Page 5    4, 2020 Page 5
FirstName LastName
Beneficial Ownership of Securities, page 261

19. Please provide the pre-Business Combination beneficial ownership of E2open Holdings,
         LLC.
Information About E2open Holdings, LLC
Recent Acquisitions, page 278

20. You indicate that Amber Road provided an expansive digital repository of global trade
         rules and regulations and is now an    integrated part" of your
software platform. Please
         clarify the extent to which the Amber Road business has been fully integrated into your supply-chain management platform and business, including sales and R&D staff or if they still operate apart from your legacy operations.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations of
E2open
Results of Operations, page 288

21. We note that you refer to multiple contributing and offsetting factors that affect the changes in results of operations. Please revise to provide an indication of the magnitude of each of the factors or events you identify. Ensure that you quantify how much of the changes is due to the impact of acquisitions. Your discussion should also specifically quantify the extent to which material changes in revenue are attributable to changes in price or changes in volume. In this regard, we note from your Risk Factor disclosure on page 77 that you have been required to reduce the average selling price of your products
         in response to large customers    substantial negotiating leverage.
Refer to Item 303(A)(3)
         and Instruction 4 to Item 303(A) of Regulation S-K and Section III.D of SEC Release No.
         33-6835.
Tax Receivable Agreement, page 296

22. You indicate that the payments payable to the Flow-Through Entities and/or Blockers will be substantial but is uncertain due to a variety of factors and may substantially exceed the current tax receivable liability. Please clarify whether you are able to provide a range of the possible size of the tax receivable payments owed to your investors or clarify what factors would cause the payments to substantially exceed the tax receivable liability as of
         August 31, 2020.
Critical Accounting Policies and Estimates
Unit-Based Compensation, page 299

23. Please revise to address the material estimates and assumptions used in determining the inputs to the valuation of unit-based compensation awards. Also disclose the methods used to determine the fair value of the units underlying the awards, the nature of the material assumptions involved, and the extent to which the estimates are considered
 Chinh E. Chu
CC Neuberger Principal Holdings I
December 4, 2020
Page 6
         highly complex and subjective. In addition, please indicate that estimating the fair value of underlying units will not be necessary to determine the fair value of new awards once the underlying shares begin trading.
Unaudited Interim Consolidated Financial Statements of E2open Holdings, LLC Notes to Unaudited Interim Consolidated Financial Statements
Note 3. Revenue, page F-31

24. Please disclose the amount of revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period per ASC 606-10-
         50-8(b). Also, provide an explanation of when you expect to recognize revenue from remaining performance obligations per ASC 606-10-50-13. Refer to ASC 270-10-50-
         1A.
Audited Consolidated Financial Statements of E2open Holdings, LLC
Notes to Consolidated Financial Statements
Note 3. Revenue, page F-55

25. Please consider separately disclosing the amount of revenue recognized from contracts with fixed annual subscription fees and with volume-based transaction fees. Refer to ASC
       606-10-55-91(d).
FirstName LastNameChinh E. Chu
26. Please explain whether the amount of remaining performance obligations disclosed
Comapany    NameCC
       includes      Neuberger Principal
                transaction-based          Holdings
                                  fee contracts.    I to ASC 606-10-50-14 and
ASC 606-10-
                                                 Refer
       55-18.
December   4, 2020 Page 6
FirstName LastName
 Chinh E. Chu
FirstName LastNameChinh    E. ChuI
CC Neuberger  Principal Holdings
Comapany4,
December  NameCC
             2020 Neuberger Principal Holdings I
December
Page 7    4, 2020 Page 7
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Peter Seligson, Esq.